Exhibit 99.1

O2 Micro® Reports Third Quarter Financial Results

GEORGE TOWN, Grand Cayman, October 29, 2008. O2Micro® International Limited (NASDAQ®: OIIM; SEHK: 0457), a leading supplier of innovative power management and security components, will announce its financial results today for the third quarter of fiscal 2008 and for nine months ended September 30, 2008.

Financial results for the third quarter ending 9/30/2008:

Net sales for the third quarter of 2008 were $37.8 million, a decrease of 7.4% from the preceding quarter, and a decrease of 16.3% from the third quarter of the prior year. The GAAP gross margin on net sales was 59.3% in the third quarter, up from 58.2% in the preceding quarter, and 57.5% from the third quarter of the prior year.

The Company recorded a GAAP operating margin of 1.9% in the third quarter, after including the one-time write-off of $2.9 million in prepayments to foundry services. R&D expenditures were $9.8 million, or 26.0% of net sales, including $284,000 of stock-based compensation. SG&A expenses were $8.9 million, or 23.6% of net sales, including $429,000 of stock-based compensation.

During the third quarter, the company also wrote down investment assets related to the bankruptcy of SinoMos. This resulted in a one-time impairment loss on long-term investments of $13.1 million. It is reflected in the Non-operating Loss that was reported in the quarter.

GAAP Net Loss for the third quarter of 2008 was $12.6 million or $0.34 per American Depositary Share (ADS). This loss includes the one-time write-off of $2.9 million in prepayments to foundry services and the impairment loss on long-term investments of $13.1 million.

Financial results for the nine months ending 9/30/2008:

Net sales for the nine months ended September 30, 2008 were $116.1 million, a decrease of 1.9% from the prior year. The GAAP gross margin on net sales was 58.6% in the first nine months of fiscal 2008, up from 56.4% in the first nine months of fiscal 2007.

The Company recorded a GAAP operating margin of 6.4% for the first nine months of fiscal 2008. This compares with a GAAP operating margin of 13.7% in same timeframe of fiscal 2007. The major differences in the year-to-year comparison of operating margin include the one-time $2.9 million charge for the write-off of prepaid foundry services discussed above, as well as lower litigation income during 2008.

For the first nine months of fiscal 2008, R&D expenditures were $29.0 million, or 25.0% of net sales, including $830,000 of stock-based compensation; SG&A expenses were $30.7 million for the same period, or 26.4% of net sales, including $1.3 million of stock-based compensation.

GAAP Net Loss for the first nine months of fiscal 2008 was $5.9 million. GAAP Net Income for the first nine months of fiscal 2007 was $17.3 million. GAAP Earnings per fully diluted ADS declined from $0.45 in the first nine months of fiscal 2007 to GAAP Loss per ADS of $0.16 in the comparable period of fiscal 2008. These year-to-year declines were exacerbated by the write-off and impairment charges in the third quarter of fiscal 2008 that were discussed above, as well as by the higher non-recurring legal income that was recognized in fiscal 2007.

Supplementary data:

As of September 30, 2008, O2Micro had unrestricted cash and short-term investments of $97.1 million, or $2.59 per ADS. Net accounts receivable was $21.3 million, and there were 57 days sales outstanding in accounts receivable at the end of the third quarter of 2008. Inventory was $18.3 million and turned 3.2 times in the same quarterly period.

As of September 30, 2008, O2Micro’s headcount consisted of 943 employees, including 628 people working in R&D. This headcount was down 120 employees from the end of last quarter due primarily to the planned divestiture of the OceanOne group.

Management Commentary:

Sterling Du, Chairman and CEO, commented, “O2Micro is facing the same challenges as every other company and we will rely on our commitment to R&D and new product development to see us through this difficult period.” Mr. Du continued, “Although some of our customers are retrenching, we continue to be an important partner and expect to fully participate whenever a recovery comes about.”

Conference Call: O2Micro will hold its third quarter conference call at 5:00 a.m. PDT, 8:00 a.m. EDT, and 8:00 p.m. Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:	866-409-1555, pass code #7041539
In HONG KONG:	800-965-503, pass code #7041539
Other INTERNATIONAL participants:	913-312-1444, pass code #7041539

A replay of the call will be available by phone until November 5th using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #7041539
In HONG KONG:	800-901-108, pass code #7041539
Other INTERNATIONAL participants:	719-457-0820, pass code #7041539

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 10,532 patent claims granted, and over 12,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro’s future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O2Micro’s product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:

Gary E. Abbott

Director of Investor Relations, O2Micro

Phone: 408.987.5920, x8888

Email: gary.abbott@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
NET SALES	$37,787	$45,139	$116,133	$118,367
COST OF SALES	15,383	19,200	48,040	51,640

GROSS PROFIT	22,404	25,939	68,093	66,727

OPERATING EXPENSES (INCOME)
Research and development (1)	9,813	8,683	29,026	24,856
Selling, general and administrative (1)	8,930	11,765	30,691	34,573
Write-off of prepayments to foundry services	2,942	—	2,942	—
Litigation income	—	(5,500)	(2,000)	(8,864)

Total Operating Expenses	21,685	14,948	60,659	50,565

INCOME FROM OPERATIONS	719	10,991	7,434	16,162

NON-OPERATING INCOME
Interest income	547	830	1,710	2,458
Foreign exchange loss	(93)	(65)	(522)	(213)
Impairment loss on long-term investments	(13,073)	—	(13,073)	—
Other – net	20	105	29	112

Total Non-operating Income (Loss)	(12,599)	870	(11,856)	2,357

INCOME (LOSS) BEFORE INCOME TAX	(11,880)	11,861	(4,422)	18,519
INCOME TAX EXPENSE	689	448	1,525	1,265

NET INCOME (LOSS)	(12,569)	11,413	(5,947)	17,254
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(820)	511	1,797	835
Unrealized gain (loss) on available-for-sale securities	(1,623)	(1,318)	(4,715)	2,479

Total Other Comprehensive Income (Loss)	(2,443)	(807)	(2,918)	3,314

COMPREHENSIVE INCOME (LOSS)	$(15,012)	$10,606	$(8,865)	$20,568

EARNINGS (LOSS) PER SHARE:
Basic	$(0.0068)	$0.0060	$(0.0032)	$0.0091

Diluted	NA	$0.0058	NA	$0.0089

EARNINGS (LOSS) PER ADS
Basic	$(0.34)	$0.30	$(0.16)	$0.45

Diluted	NA	$0.29	NA	$0.45

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,845,031	1,902,278	1,872,860	1,904,506

Diluted (in thousands)	1,848,713	1,960,613	1,880,790	1,931,983

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	36,901	38,046	37,457	38,090

Diluted (in thousands)	36,974	39,212	37,616	38,640

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$284	$273	$830	$803
Selling, general and administrative	$429	$362	$1,277	$1,066

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	September 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$38,538	$52,597
Restricted cash	1,156	6,830
Short-term investments	58,594	28,650
Accounts receivable – net	21,297	24,600
Inventories	18,319	22,127
Prepaid expenses and other current assets	2,747	7,476

Total Current Assets	140,651	142,280

LONG-TERM INVESTMENTS	13,320	26,715

PROPERTY AND EQUIPMENT – NET	35,410	43,148

OTHER ASSETS
Restricted assets – net	2,251	12,393

Other Assets	13,701	3,876

TOTAL ASSETS	$205,333	$228,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$5,923	$10,841
Income tax payable	977	1,065
Accrued expenses and other current liabilities	11,365	11,597

Total Current Liabilities	18,265	23,503

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	457	520
FIN 48 tax liabilities	225	210
Other liabilities	24	—

Total Long-Term Liabilities	706	730

Total Liabilities	18,971	24,233

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share Authorized - 250,000,000 shares	—	—
Ordinary shares at $0.00002 par value per share Authorized – 4,750,000,000 shares Issued –1,875,740,250 and 1,911,868,150 shares as of September 30, 2008 and December 31, 2007, respectively	37	38
Additional paid-in capital	144,403	144,944
Retained earnings	46,003	56,847
Accumulated other comprehensive income	728	3,646
Treasury stock – 46,813,450 shares and 5,000,000 as of September 30, 2008 and December 31, 2007, respectively	(4,809)	(1,296)

Total Shareholders’ Equity	186,362	204,179

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$205,333	$228,412